Exhibit 99.1

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP INC. ANNOUNCES RECEIPT OF NON-BINDING PROPOSAL TO ACQUIRE THE COMPANY AT US$11.75 PER SHARE

SHANGHAI, PRC — November 25, 2013 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated November 25, 2013, from the Company’s Chairman, Mr. Yuzhu Shi (and certain of his affiliated entities) and an affiliate of Baring Private Equity Asia (collectively, the “Consortium”). According to the proposal letter, the Consortium proposed to acquire all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s American depositary shares or “ADSs” (each representing one ordinary share of the Company), at a price of US$11.75 in cash per ordinary share or ADS.

As of November 25, 2013, the Consortium members beneficially owned, in the aggregate, approximately 47.2% of the Company’s share capital on a fully enlarged basis.

The Consortium’s proposal letter states that its proposal constitutes only a preliminary indication of its interest and is subject to negotiation and execution of definitive agreements relating to the proposed transaction. A copy of the proposal letter is attached hereto as Exhibit A.

The Board, other than Mr. Yuzhu Shi, is reviewing and evaluating the Consortium’s proposal, and the Company expects that the Board will adopt various procedures and protocols designed to fully and fairly evaluate the proposal as well as safeguard the interest of the Company’s shareholders that are unaffiliated with the Consortium, including forming a special committee consisting of independent directors that are unaffiliated with members of the Consortium and not management members of the Company to evaluate and, if appropriate, negotiate the proposal and to consider other strategic options available to the Company. The Company cautions its shareholders and others considering trading in its securities that the Board has just received the proposal letter and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made by the Consortium or any other person, that any definitive agreement will be executed relating to the proposed transaction, or that the proposed transaction or any other transaction will be approved or consummated.

According to the proposal letter, Wilson Sonsini Goodrich & Rosati, P.C. is acting as U.S. counsel to the Mr. Yuzhu Shi and the Consortium as a whole, and Weil, Gotshal and Manges LLP is serving as U.S. legal counsel to Baring Private Equity Asia. O’Melveny & Myers LLP is the Company’s U.S. counsel.

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FOR IMMEDIATE RELEASE

Safe Harbor: Forward-looking Statements

This press release contains certain statements that are not descriptions of historical facts, but are “forward-looking” statements. These forward-looking statements can be identified by terminology such as “will”, “should”, “expects”, “anticipates”, “future”, “intends”, “plans”, “projects”, “predicts”, “believes”, “estimates”, “forecasts”, “may” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements, by their nature, involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, risks discussed in Giant’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Giant does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Elsword, and World of Xianxia. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com
FleishmanHillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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FOR IMMEDIATE RELEASE

Exhibit A

Preliminary Non-binding Proposal to Acquire Giant Interactive Group Inc.

November 25, 2013

The Board of Directors

Giant Interactive Group Inc.

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233

People’s Republic of China

Dear Sirs:

Mr. Yuzhu Shi and his affiliated entities (collectively, the “Major Shareholder Parties”) and Baring Private Equity Asia V Holding (12) Limited, an entity controlled by The Baring Asia Private Equity Fund V, L.P. (the “Initial Sponsor”), are pleased to submit this preliminary non-binding proposal to acquire Giant Interactive Group Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 21.0% premium to the volume-weighted average price on the last trading day prior to receipt of the proposal and a premium of 24.0%, 29.1% and 31.3% to the volume-weighted average price during the last 5, 30 and 60 trading days, respectively.

1.          Consortium. The Major Shareholder Parties and the Initial Sponsor (collectively, the “Consortium Members”, and the consortium so formed, the “Consortium”) have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Agreement also obligates the Consortium Members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2.          Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company) will be US$11.75 in cash, or US$11.75 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition pursuant to the Consortium Agreement).

3.          Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing would be provided from the Consortium Members and any additional members we accept into the Consortium.

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FOR IMMEDIATE RELEASE

4.          Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. Wilson Sonsini Goodrich & Rosati P.C. has been retained as international legal counsel to the Major Shareholder and the Consortium and Weil, Gotshal and Manges LLP as international legal counsel to the Initial Sponsor.

5.          Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6.          Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Yuzhu Shi in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Yuzhu Shi will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7.          Confidentiality. The Major Shareholder will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.          About Baring. The Baring Asia Private Equity Fund V, L.P. is part of Baring Private Equity Asia (“Baring Asia”), a private equity fund family with more than US$5 billion in commitments under management. Baring Asia provides capital for expansion, refinancing and buyout of growth companies in Asia. Baring Asia has been investing in Asia since 1997 and today has over 35 active portfolio companies.

9.          No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

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FOR IMMEDIATE RELEASE

Sincerely,

Mr. Yuzhu Shi

/s/ Yuzhu Shi

UNION SKY HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

VOGEL HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

Baring Private Equity Asia V Holding (12) Limited

By:	/s/ Chen Meiyun Agnes
Name:
Title:

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